Exhibit No. 12.1

Statements re: Computation of Ratios
$ in millions

	March 3, 2012	February 26, 2011	February 27, 2010	February 28, 2009	March 1, 2008
Ratio of Earnings to Fixed Charges:
Earnings:
Earnings from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$1,043	$2,331	$2,329	$1,844	$2,254

Fixed Charges:
Interest portion of rental expense	353	337	328	276	220
Interest expense	134	86	92	93	60

Total fixed charges	487	423	420	369	280

Earnings available for fixed charges	$1,530	$2,754	$2,749	$2,213	$2,534

Ratio of earnings to fixed charges	3.14	6.51	6.55	6.00	9.05